Exhibit 99.1

Yandex Completes Purchase of 93% of Its Convertible Notes

Moscow, Amsterdam, June 23, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company and the parent company of one of Europe’s largest internet businesses, announced that it has completed its purchase of 92.7% in aggregate principal amount of its $1.25 billion 0.75% Convertible Notes due 2025 (the “Notes”) pursuant to the Purchase Agreement dated June 15, 2022 (the “Purchase Agreement”), between Yandex and selling noteholders.

In addition, settlement is expected to be completed shortly in respect of a further 0.5% in aggregate principal amount of the Notes that were purchased pursuant to the Purchase Agreement. Following the completion of the settlement of such further amount, the total amount purchased will be 93.2% in aggregate principal amount of the Notes.

In accordance with the terms and conditions of the Notes, as amended (the “Conditions”), Yandex has surrendered the purchased Notes to the Principal Paying, Transfer and Conversion Agent for cancellation and such purchased Notes have been cancelled.

Because Yandex has purchased and cancelled an aggregate principal amount of 75% or more of the Notes originally issued, the following periods and dates are now applicable under the Conditions:

a.	the Issuer Call Option Period is the period beginning on June 22, 2022 and ending on September 12, 2022;
b.	the Final Maturity Date is September 13, 2022; and
c.	the Delisting Event Period is the period commencing on September 14, 2022 and ending on September 28, 2022.

The Conditions provide that (i) the “Issuer Call Option Price” is $140,000 in cash plus and 957 Yandex Class A shares for each $200,000 in principal amount of Notes purchased and (ii) the redemption price on the Final Maturity Date will be the Issuer Call Option Price.

Taking into account Yandex’s right to redeem the remaining Notes pursuant to Condition 7(i) (Issuer Call Option), Yandex anticipates that all of the remaining Notes will either be purchased or redeemed on or prior to September 12, 2022.

Yandex asks remaining holders of the Notes to immediately contact Yandex Investor Relations or the financial advisors to Yandex at the respective email addresses indicated below to ensure that such noteholders are included in all future discussions in relation to the Notes.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.com

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Financial Advisors to Yandex
E-mail: project.phoenix@alvarezandmarsal.com

This announcement may include "forward-looking" statements within the meaning of applicable securities laws. Any such statements reflect the current views of the Yandex about further events and performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer,

solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.